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                           [ON LETTERHEAD OF MDS INC.]

October 28, 2003

Hemosol Inc.
2585 Meadowpine Blvd.
Mississauga, Ontario
L5N 8H9

Attention: Lee Hartwell,
           President and Chief Executive Officer

Dear Sirs:

RE:      RESTRUCTURING OF HEMOSOL INC.

The purpose of this letter is to set out the understanding upon which Hemosol Inc. ("HEMOSOL") and MDS Inc. ("MDS") propose to restructure Hemosol to provide Hemosol with additional cash resources to fund its business (the "RESTRUCTURING"). Hemosol and MDS acknowledge that MDS has not had an opportunity to review Hemosol's books and records, nor has Hemosol completed its analysis of the full economic impact of the Restructuring (including the 10% limited partnership interest in the Blood Products Partnership (as defined in Schedule A hereto) to be held by Hemosol and the arrangements for Hemosol's manufacturing facility) and, accordingly, the terms upon which the parties would be prepared to negotiate the Restructuring may change depending upon the results of such review.

The parties also acknowledge that this letter of understanding is not intended to create a binding obligation as to the terms of the Restructuring or whether the Restructuring will in fact take place. Completion of the Restructuring is subject to the fulfillment of the conditions hereinafter set out, as well as the entering of a definitive agreement between the parties.

1.       THE RESTRUCTURING

         The Restructuring will allow Hemosol to monetize the value of its tax losses in a manner that allows the existing shareholders of Hemosol to continue to have an equity interest in the Hemosol business through a structure that facilitates future financings. It is not intended that the Restructuring provide MDS with any special advantages as a shareholder of Newco (as defined below) and Hemosol that MDS does not currently have as a shareholder of Hemosol. The principal terms and conditions of the Restructuring currently under discussion are as follows.

         The shareholders of Hemosol will exchange their existing shares for new voting common shares of Hemosol and voting common shares of a new corporation ("NEWCO"). The assets and liabilities of Hemosol, with the exception of its manufacturing facility and

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         bank loan, will be transferred to a partnership approximately 90% of which will be owned by Newco and approximately 10% by Hemosol. MDS will transfer to Hemosol a 99.99% interest in a separate partnership that operates MDS' Ontario laboratory business (the "ONTARIO LABORATORY BUSINESS") in exchange for non-voting common shares of Hemosol and additional voting common shares of Hemosol, such that MDS will own less than 50% of the voting shares of Hemosol. Cash flow from the Ontario Laboratory Business will be used to pay dividends on the voting common shares and non-voting common shares of Hemosol. A diagram showing the structure of Hemosol and Newco immediately following the Restructuring is illustrated in Exhibit 1 to Schedule A hereto.

         The Restructuring will be effected substantially as described in Schedule A hereto under the relevant statute(s) and consistent with the terms and conditions contained in the advance income tax ruling dated September 23, 2003 issued by Canada Customs and Revenue Agency ("CCRA") relating to Hemosol and MDS and otherwise on terms and conditions satisfactory to MDS and Hemosol in all material respects. All corporate and transactional documents necessary to implement the Restructuring, other than any meeting materials required to be delivered to Hemosol's shareholders and the incorporation and organization of Newco, will be prepared by counsel to MDS.

         The value of Hemosol's tax attributes will be reflected in the redemption amount of Hemosol's preferred shares as described in Schedule A, and thus will be paid to Newco on the redemption of such preferred shares. Subject to due diligence, MDS anticipates that this would represent net cash consideration to Newco of between $10 million and $15 million. At the time the Restructuring is completed, it is MDS' intention that Hemosol have sufficient funds to allow Hemosol to redeem its preferred shares. These funds would be advanced either from MDS (subject to CCRA approval) or from cash flow from the Labs Partnership (as defined in Schedule A hereto). In addition, Hemosol will incur transaction, dividend and operating cash costs as a result of the Restructuring, estimated to be approximately $11 million, that will be funded by cash flow from the Labs Partnership.

         MDS and Hemosol shall work towards completing the Restructuring at the earliest possible date, which is currently expected to be December 31, 2003.

2.       ACCESS TO INFORMATION

         Hemosol agrees to provide MDS and its representatives with reasonable access to all books, records, information and files (including those relating to tax losses and other tax carryforwards, adequacy of insurance coverage, potential claims and rights to intellectual property) in Hemosol's possession and control and access to Hemosol's representatives on an as requested basis, as well as access to the properties and facilities of Hemosol in order to allow MDS and its representatives to conduct such investigations as they may consider necessary or advisable for due diligence in connection with the Restructuring, and further agrees to assist MDS and its representatives in all reasonable ways in any investigations which they may reasonably wish to conduct in connection with the Restructuring. MDS agrees to provide Hemosol and its representatives with reasonable access to all books, records, information and files relating to the Ontario Laboratory

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         Business in MDS' possession and control and access to the employees, properties and facilities of the Ontario Laboratory Business in order to allow Hemosol and its representatives to conduct such investigations of the Ontario Laboratory Business as they may consider necessary or advisable for due diligence in connection with the Restructuring, and further agrees to assist Hemosol and its representatives in all reasonable ways in any investigation of the Ontario Laboratory Business which they may reasonably wish to conduct in connection with the Restructuring. For the purposes hereof, the term "representatives", when used in relation to a party, means the directors, officers, employees, accountants, lawyers and financial and other advisors of such party.

3.       CONFIDENTIALITY OF INFORMATION

         Each of Hemosol and MDS (each a "RECIPIENT") covenants and agrees to keep all information provided or made available to it pursuant to paragraph 2 (the "INFORMATION") confidential and not to disclose same (except to its representatives or as may be required by law), in whole or in part, without the prior written consent of the other party hereto. Moreover, each Recipient covenants and agrees to furnish the Information only to those of its representatives who need to know the Information for the purposes contemplated in paragraph 2 and who are informed by such Recipient of the confidential nature of the Information and who also agree to be bound by the terms of this paragraph 3. This paragraph 3 shall be inoperative as to such portions of the Information that: (a) are or become generally available to the public other than as a result of disclosure by a Recipient or its representatives in breach of this agreement; (b) become available to a Recipient on a non-confidential basis from a source other than the other party hereto, provided that such source is not known by such Recipient to be bound by a confidentiality agreement with the other party hereto or otherwise prohibited from transmitting the Information to such Recipient by a contractual, legal or fiduciary obligation; or
         (c) were known to a Recipient or its representatives on a non-confidential basis prior to its disclosure to such Recipient or its representatives by the other party hereto.

4.       CONDUCT OF BUSINESS BY HEMOSOL

         Hemosol covenants and agrees that for a period commencing on the date hereof and ending on the earlier of: (i) Hemosol and MDS entering into a definitive agreement relating to the Restructuring and the other matters contemplated herein; and (ii) the 30th day after the date on which this letter is accepted and agreed to by Hemosol (the "EXCLUSIVITY PERIOD"), unless MDS shall otherwise agree in writing or as otherwise expressly contemplated by the Restructuring, Hemosol shall:

                  (i) make all reasonable commercial efforts, and cause each of its subsidiaries to use all of its reasonable commercial efforts, to preserve intact their respective business organizations and goodwill, to maintain their governmental or regulatory licences approvals and consents in good standing, and to maintain satisfactory relationships with suppliers and others having business relationships with them; and

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                  (ii)     promptly notify MDS in writing of any material
                           adverse change, on a consolidated basis, of Hemosol and its subsidiaries and of any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated).

5.       NON-SOLICITATION COVENANTS

         As considerable time will be spent and resources employed by MDS to conduct due diligence relating to Hemosol and the Restructuring, Hemosol covenants and agrees that during the Exclusivity Period,
         Hemosol:

                  (i) shall not directly or indirectly, through any representative or otherwise, take action of any kind to solicit, initiate or encourage inquiries, proposals or offers from, or participate in any discussions or negotiations regarding or provide information relating to Hemosol or any of its subsidiaries to or co-operate in any way with any effort or attempt by, any person, entity or group in connection with any transaction, without regard to form, involving or relating to Hemosol or any of its subsidiaries or any of their respective assets, a principal purpose of which is the acquisition or utilization of Hemosol's tax losses, other undeducted tax balances or investment tax credits (an "EXTRAORDINARY TAX TRANSACTION"); and

                  (ii) shall immediately cease and cause to be terminated any existing discussions or negotiations with any other parties with respect to any Extraordinary Tax Transaction.

6.       CONDITIONS OF THE RESTRUCTURING

         The completion of the Restructuring shall be conditional upon the following:

         (a) each of the parties shall have completed, in a satisfactory manner, their respective due diligence which, for greater certainty, shall be completed during the Exclusivity Period, unless extended by the parties in writing;

         (b) Hemosol and MDS shall have entered into a definitive agreement, which Hemosol and MDS agree to negotiate in good faith, relating to the Restructuring and the other matters contemplated herein containing representations, warranties and covenants of Hemosol and MDS and other terms and conditions that are usual in agreements of this type and acceptable to both parties;

         (c) the board of directors of each of Hemosol and MDS shall have approved the definitive agreement referred to in (b) above and the Restructuring;

         (d) if Hemosol shareholder approval is required, the board of directors of Hemosol shall have unanimously recommended that shareholders vote in favour of the Restructuring and the requisite shareholder approval shall have been obtained;

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         (e)      all necessary consents and approvals shall have been obtained on terms and conditions satisfactory to MDS and Hemosol; and

         (f) there shall not have been enacted, promulgated or announced any change or proposed change in law or interpretative guidance or policy of any taxation authority that, in MDS' view, acting reasonably, could have adverse tax consequences for MDS or Hemosol in proceeding with the Restructuring, including, without limiting the generality of the foregoing, a change or proposed change in the tax treatment on any dividends to be received by MDS as a shareholder of Hemosol or an impairment in the ability of Hemosol to fully utilize its tax losses, other undeducted tax balances and investment tax credits against income or income taxes arising from income of the Labs Partnership.

7.       EXPENSES

         Each of MDS and Hemosol shall be responsible for its own expenses incurred in connection with the Restructuring and the matters contemplated herein, including, without limitation, the fees and disbursements of its legal counsel, accountants and other professional advisors.

8.       OBLIGATION NOT TO DISCLOSE

         Hemosol and MDS agree not to publicly disclose the entering into of this letter of understanding or the contents hereof without the prior written consent of the other party, except as may be required by law (and then only with prior written notice to the other party).

9.       OTHER MATTERS

         This letter of understanding shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Time shall be of the essence hereof. All references herein to sums of money are expressed in lawful money of Canada.

It is acknowledged and agreed by the parties hereto that the foregoing does not represent a legally binding commitment by either MDS or Hemosol to complete the Restructuring, which is subject, among other conditions, to the parties hereto entering into a definitive agreement. Notwithstanding the foregoing, the provisions of paragraphs 2, 3, 4, 5, 7, 8 and 9 are acknowledged and agreed to be legal, valid and binding agreements of the parties hereto, enforceable against each of such parties in accordance with their terms.

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If the foregoing is in accordance with your understanding, please sign and return the enclosed copy of this letter. This letter is open for acceptance until 5:00 p.m. (Toronto time) on November 3rd, 2003 and if not accepted and returned by this time will terminate and be of no force or effect.

Yours truly,

MDS INC.

Per: (signed) JIM GARNER
     ----------------------
     Name:  Jim Garner
     Title: Executive Vice President & CFO

Accepted and agreed to this 31st day of October, 2003.

HEMOSOL INC.

Per: (signed) LEE HARTWELL
      ---------------------
      Name:  Lee Hartwell
      Title: President and Chief Executive Officer

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                                   SCHEDULE A

                          DESCRIPTION OF RESTRUCTURING

1. MDS will contribute the Ontario Laboratory Business to a new limited partnership (the "LABS PARTNERSHIP"). MDS will be the sole limited partner with a 99.99% partnership interest and a wholly-owned subsidiary of MDS ("SUBCO") will be the general partner with a 0.01% partnership interest. Subco will employ the employees of the Ontario Laboratory Business, will own the diagnostic laboratory license granted under the Laboratory and Specimen Collection Centre Licensing Act (Ontario) and will provide services to the Labs Partnership under a services agreement. In all other respects, the Ontario Laboratory Business will be carried on by the Labs Partnership.

2. MDS will sign a management agreement with the Labs Partnership to provide certain management services to the Labs Partnership.

3. A new corporation ("NEWCO") will be incorporated under the Business Corporations Act (Ontario). The authorized share capital of Newco will consist of an unlimited number of common shares.

4. Hemosol and Newco will form a limited partnership (the "BLOOD PRODUCTS PARTNERSHIP") in the manner described below:

         (a) Hemosol will be both a general partner and a limited partner and Newco will be a general partner;

         (b) Hemosol will lend sufficient funds to Newco to enable it to contribute cash in order to acquire a general partnership interest entitling it to 0.01% of the income or loss of the Blood Products Partnership;

         (c) Hemosol will transfer its intellectual property, remaining cash and fixed assets, other than the building housing the Hemolink manufacturing facility (the "HEMOLINK BUILDING"), to the Blood Products Partnership and as consideration therefor, the Blood Products Partnership will assume all of Hemosol's liabilities, other than its bank loan, and issue to Hemosol a limited partnership interest and a general partnership interest entitling it to 10% and 89.99% of the income or loss of the Blood Products Partnership, respectively. The Blood Products Partnership will agree to provide all of its assets as collateral for Hemosol's bank loan and MDS' guarantee thereof; and

         (d) the Hemosol scientists will be transferred to the Blood Products Partnership.

5. Hemosol will lease the Hemolink Building to the Blood Products Partnership on commercial terms for the use of the Blood Products Partnership or for sublease. Hemosol will grant an option to the Blood Products Partnership to purchase the Hemolink Building for its fair market value at the time the option is granted. If the option is exercised, the purchase price will be satisfied by the assumption by the Blood Products Partnership of

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         Hemosol's outstanding bank debt at the time with the balance of the purchase price settled in cash.

6. The articles of Hemosol will be amended by creating the following three new classes of shares:

         (a) an unlimited number of another class of voting common shares ("HEMOSOL CLASS A COMMON SHARES"). The holder of the Hemosol Class A Common Shares will be entitled to one vote per share;

         (b) an unlimited number of a class of non-voting common shares ("HEMOSOL CLASS B COMMON SHARES") The holders of the Hemosol Class A Common Shares and the Hemosol Class B Common Shares will be entitled to dividends if, as and when declared by the board of directors. No holder of any Hemosol Class A Common Shares will be entitled to receive dividends in priority to a holder of any Hemosol Class B Common Shares and vice versa; and

         (c) an unlimited number of non-voting preferred shares ("HEMOSOL CLASS C PREFERRED SHARES"), with a cumulative dividend rate of 0.25% per month, which will be redeemable at the option of Hemosol for an amount equal to the fair market value of the consideration received in exchange for the issuance of the shares plus any unpaid dividend.

         The articles of Hemosol will also be amended to provide that the business of Hemosol will be restricted to: (a) holding the limited partnership interests in the Labs Partnership and the Blood Products Partnership, and the ownership of the Hemolink Building; and (b) distributing its available cash, after providing for the redemption of the Hemosol Class C Preferred Shares, to its shareholders.

7. The shareholders of Hemosol will exchange their common shares on the basis of one Hemosol Class A Common Share and one Hemosol Class C Preferred Share for each existing common share held. The Hemosol Class C Preferred Shares will have a redemption value in aggregate equal to the enterprise value of Hemosol based on a valuation opinion provided by a qualified external valuator excluding the following: a 10% limited partnership interest in the Blood Products Partnership, the Hemolink Building, cash needed to purchase Newco warrants as described in step 10 below, and the bank loan. The addition to the stated capital of the Hemosol Class C Preferred Shares will be equal to their aggregate redemption amount. The addition to the stated capital of the Hemosol Class A Common Shares will be equal to the paid up capital of the existing common shares of Hemosol less the aggregate redemption amount of the Hemosol Class C Preferred Shares. The stated capital amount being maintained for the existing common shares of Hemosol will be decreased by an amount equal to the aggregate additions to the stated capital of the Hemosol Class C Preferred Shares and the Hemosol Class A Common Shares.

         Hemosol will cancel each of the existing common shares of Hemosol received as a result of the exchange described above.

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8.       The shareholders of Hemosol will transfer Hemosol Class C Preferred
         Shares to Newco in exchange for common shares of Newco. The common shares of Newco will be listed on a stock exchange in Canada (and may also be listed or quoted on a stock exchange or quotation system in the United States) at the time they are issued to the shareholders of Hemosol.

9. Hemosol will redeem a portion of the Hemosol Class C Preferred Shares held by Newco. The redemption price will be satisfied by the transfer to Newco at fair market value of Hemosol's 89.99% general partnership interest in the Blood Products Partnership. The balance of the Hemosol Class C Preferred Shares will be redeemed from time to time based on Newco's cash flow needs using cash flow generated from the Labs Partnership as described below. If at a given time the cash flow generated from the Labs Partnership is not sufficient to satisfy Newco's cash needs, Hemosol will borrow from its bank to redeem the Hemosol Class C Preferred Shares. Such borrowing will be repaid using future cash flow generated from the Labs Partnership.

10. Hemosol will subscribe for warrants to acquire 5,000,000 common shares of Newco with an exercise price of $1.00 per share. Hemosol will also subscribe for additional warrants to acquire 5,000,000 common shares with terms identical to the terms of the 5,000,000 additional Hemosol warrants to which MDS has contingent rights. The exercise of such warrants will be conditional on the Blood Products Partnership not having exercised its option to purchase the Hemolink Building as described in step 5 above by certain specified dates or in the event that the Hemolink Building is sold. In each case, the consideration for the warrants will be cash equal to the fair market value of the warrants.

11. MDS will surrender its Hemosol warrants to Hemosol at fair market value and will receive as consideration the warrants of Newco acquired by Hemosol in step 10.

12. The existing employee stock options of Hemosol will be cancelled for no consideration and Newco will issue to its employees and the employees of the Blood Products Partnership stock options to acquire common shares of Newco. The exercise price of such stock options will not be less than the trading price of the Newco common shares at the time the options are granted. If any existing stock options of Hemosol are in-the-money, MDS and Hemosol will consider mechanisms whereby Newco will provide the holder(s) of such options with equivalent value.

13. MDS will transfer its interest in the Labs Partnership to Hemosol. As consideration therefor, Hemosol will issue to MDS Hemosol Class A Common Shares and Hemosol Class B Common Shares, such that MDS together with its affiliates will hold slightly less than 50% of the issued and outstanding Hemosol Class A Common Shares and the balance of the fair market value for its interest in the Labs Partnership in the form of Hemosol Class B Common Shares. Following the issue of such shares to MDS, MDS will hold approximately 99% of the total issued and outstanding Hemosol Class A Common Shares and Hemosol Class B Common Shares (based on the current estimated value of the Labs Partnership and Hemosol at the relevant time).

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14.      As a result of step 13, Hemosol will be entitled to 99.99% of the income or loss of the Labs Partnership. Cash distributions from the Labs Partnership received by Hemosol will be used to redeem the Hemosol Class C Preferred Shares. It is anticipated that the balance of cash will be distributed to the holders of Hemosol Class A Common Shares and Hemosol Class B Common Shares as dividends.

15. MDS will have a right of first refusal if Hemosol receives an offer to purchase its partnership interest in the Labs Partnership from a third party.

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                                    EXHIBIT 1

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